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PARTNERS Matthew D. Bersani Nils Eliasson Alan Y.L. Yeung	Sidharth Bhasin † Colin Law	Brian G. Burke Kyungwon Lee	Lorna Xin Chen Paul Strecker	Peter C.M. Chen Paloma P. Wang

REGISTERED FOREIGN LAWYERS
Andrew D. Ruff ‡	Shichun Tang ‡

Stephanie Tang

To Call Writer Directly:

+852 2978 8028

stephanie.tang@Shearman.com

May 11, 2016

VIA EDGAR

Re:	China Nepstar Chain Drugstore Ltd.
Amendment No. 3 to Schedule 13E-3
Filed May 4, 2016
File No. 005- 83664

Dear Mr. Orlic,

We are writing on behalf of China Nepstar Chain Drugstore Ltd., a company organized under the laws of the Cayman Islands (the “Company”), in response to the oral comment from the staff (the “Staff”) of the Securities and Exchange Commission contained in a voice mail with respect to the Amendment No. 3 to Schedule 13E-3, File No. 005- 83664 (the “Schedule 13E-3”) filed on May 4, 2016 by the Company and the other filing persons named therein.

Concurrently with this letter, the Company is filing Amendment No. 4 to the Schedule 13E-3 (the “Amendment”) and the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”). The Amendment and the Revised Proxy Statement reflect revisions made to the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto in response to the comment of the Staff. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided separately to the Staff via email. Capitalized terms not defined in this letter shall have the same meanings assigned to such terms in the Revised Proxy Statement.

† Non-resident Partner ‡ Admitted in the State of New York (U.S.A.) and partners of Shearman & Sterling LLP

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*ABDULAZIZ ALASSAF & PARTNERS IN ASSOCIATION WITH SHEARMAN & STERLING LLP

May 11, 2016

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Simin Zhang, China Neptunus Drugstore Holding Ltd., Neptunus Global Limited and New Wave Developments Limited.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +852 2978 8028.

Sincerely,

/s/ Stephanie Tang
Stephanie Tang
of Shearman & Sterling

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a voice mail with respect to the Amendment No. 3 to Schedule 13E-3, File No. 005- 83664 (the “Schedule 13E-3”), filed on May 4, 2016 by the Company and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 4 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

China Nepstar Chain Drugstore Ltd.

By:	/s/ Barry J. Buttifant
Name: Barry J. Buttifant
Title: Chairman of the Special Committee

Simin Zhang

/s/ Simin Zhang

China Neptunus Drugstore Holding Ltd.

By:	/s/ Simin Zhang
Name: Simin Zhang
Title: Director

Neptunus Global Limited

By:	/s/ Simin Zhang
Name: Simin Zhang
Title: Director

New Wave Developments Limited

By:	/s/ Simin Zhang
Name: Simin Zhang
Title: Director